April 20, 2018

Douglas H. Marshall
Associate General Counsel and Assistant Secretary
Xerox Corporation
201 Merritt 7
Norwalk, Connecticut 06851

       Re:    Xerox Corporation
              PREC14A and PRE 14A
              Filed on April 10, 2018
              File No. 001-04471

Dear Mr. Marshall:

       We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All comments refer to the PREC14A filing.

General

   1. Please clearly mark the proxy statement as preliminary. See Rule 14a-6(e)(1) of
      Regulation 14A.

   2. In your response letter, tell us how you are satisfying the requirement to provide a Notice of Internet Availability of Proxy Materials required by Rule
14a-16(a)(1).

   3. In addition, revise the proxy statement to identify the Internet Web site where your proxy materials will be available. See Rule 14a-16(d)(3).

Background of the Solicitation, page 7

   4. Please describe in more detail the "customary change of controls" in the 2001 JEC mentioned briefly on page 7. Describe the economic and governance rights and
 Douglas H. Marshall, Esq.
Xerox Corporation
April 20, 2018
Page 2

       obligations as it pertains to which actions taken by Fuji Xerox are subject to approval by
       Xerox, and under what circumstances they may be terminated or partially terminated.
       For example, please clarify that the 2001 JEC may be terminated if a "Competitor,"
       which is generally defined therein to mean up to 10 corporations or entities in the image processing field specified in writing by Fuji or identified within a schedule to the agreement, acquires more than 30% of the total voting power of Xerox

    5. Given the significance of the termination provisions in the 2001 JEC should one of these specified "Competitors" acquire more than 30% of the total voting power of Xerox, please clarify if any of the unnamed parties that inquired with Xerox management for a possible acquisition or material transaction was a specified "Competitor." If yes, please clarify whether the possible termination of the 2001 JEC at the discretion of Fuji was discussed in any negotiations or discussions with any interested party.

    6. Please revise to briefly describe the 2006 Technology Agreement, including to clarify that the 2006 Technology Agreement provides Fuji Xerox a royalty-free, exclusive license for Xerographic Technical Information, Copyrights, and Patents for Asian and
       Pacific Rim markets.

    7. Please briefly describe the reasoning behind why Xerox decided to spin off its business process outsourcing unit and the reasons for the timing of the spin off.

    8. With a view toward disclosure, please tell us whether there were any material discussions regarding a potential transaction between Xerox and Party D between August 15, 2017 and January 23, 2018.

    9. Disclosure on page 9 states that over the course of a few weeks, the Board reviewed with its outside advisors the terms of the key Fuji Xerox joint venture arrangements, including
       Xerox's rights thereunder as a result of the inappropriate accounting practices as well as the commercial and legal consequences of a sale of Xerox. Please expand your disclosure to discuss generally what rights and commercial and legal consequences were discussed. Please also disclose why Xerox did not pursue any of its rights under the Fuji
       Xerox joint venture as a result of the inappropriate accounting practices.

    10. Disclosure on page 14 states that representatives of Paul, Weiss reviewed with the Board material risks associated with completing a potential transaction with Fujifilm. Please briefly describe the material risks that were reviewed.

    11. Disclosure on page 15 states that on January 25, 2018, the Board held a special meeting in which representatives of Centerview reviewed with the Board standalone valuations for Xerox and Fuji Xerox. Please expand your disclosure to describe why the transaction with Fuji was pursued instead of continuing on a standalone basis. Douglas H. Marshall, Esq.
Xerox Corporation
April 20, 2018
Page 3

    12. Disclosure on page 17 refers to an "Issuance" and a "Charter Amendment." Please explain what these terms mean.

Securities Ownership

Ownership of Company Securities, page 37

    13. For each of your directors, nominees for directors, and named executive officers, please indicate by footnote or otherwise the amount of shares with respect to which such persons have the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1). Refer to
        Item 403(b) of Regulation S-K.

Appendix A: Supplemental Information Regarding Participants, page 84

    14. Please provide the principal business and address of any corporation or other organization in which any of your nominees for director are employed. Refer to Item 5(b)(1)(ii) to
        Schedule 14A.

Form of Proxy Card

    15. Please revise the disclosure to qualify the scope of discretionary authority granted by referencing Rule 14a-4(c)(1) or the standard codified therein. At present, the disclosure suggests that such authority is absolute and empowers the proxy holders to vote on any business other than the proposals listed on the form of proxy that may properly come before the meeting.
 Douglas H. Marshall, Esq.
Xerox Corporation
April 20, 2018
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bryan Hough, Attorney Advisor, at (202) 551-8625, Edwin Kim, Attorney
Advisor, at (202) 551-3297 or me at (202) 551-3263 if you have any questions regarding our comments.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions



cc:    Ariel J. Deckelbaum, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP